Lightspeed Commerce Inc.
Consolidated Financial Statements
March 31, 2024 and 2023
(expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2024.

The effectiveness of the Company's internal control over financial reporting as at March 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.
May 16, 2024

/s/ Dax Dasilva
Dax Dasilva
Chief Executive Officer

/s/ Asha Hotchandani Bakshani
Asha Hotchandani Bakshani
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lightspeed Commerce Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Principal versus Agent Considerations for payment processing services
As described in Notes 3, 4 and 5 to the consolidated financial statements, transaction-based revenue amounted to $545 million for the year ended March 31, 2024 of which a significant portion relates to payment processing services. In accounting for the payment processing services and for determining whether revenue should be recognized based on the gross amount billed to a customer or the net amount retained, where another party contributes to providing the specified service to a customer; management follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, when the Company is the principal in the arrangement with the customer. The Company is the principal in the arrangement when it controls the specified service before that service is transferred to the customer. To determine if the Company controls the specified service before that service is transferred to the customer, management considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified service, whether the Company has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified service. If the Company does not control the specified service, the Company is an agent in the arrangement with the customer and recognizes transaction-based revenue at the net amount. To assess whether management controls the specified service, management considers among other things whether the Company (i) performs additional services which are integrated with the payment processing services prior to delivering the services to the customer, (ii) bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer, and (iii) has full discretion in establishing prices for the payment processing services.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Principal versus Agent Considerations for payment processing services is a critical audit matter are (a) that there was significant judgment applied by management in assessing whether the Company (i) is primarily responsible for fulfilling the promise to provide the specified service, (ii) has inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and (iii) has discretion in establishing the price for the specified service and (b) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s determination as to whether the Company had promised to provide the specified service as principal or as an agent.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination as to whether the Company had promised to provide the service as principal or as an agent. These procedures also included, among others, testing the reasonableness of management’s determination as to whether the Company provides the payment processing services as principal or as an agent in the arrangement with the customer, which included assessing whether the Company had control of the specified service before the service was transferred to a customer. This assessment was performed by considering (i) the contractual terms with customers and agreements with service providers on a sample basis, with respect to whether the Company is primarily responsible for fulfilling the promise to provide the service, bears the inventory risk before the specified service has been transferred to a customer or after transfer of control to the customer and has discretion in establishing the price for the service and (ii) whether the conclusions reached by management were consistent with evidence obtained in other areas of the audit.

Goodwill impairment assessment
As described in Notes 3, 4 and 16 to the consolidated financial statements, the carrying amount of the Company’s goodwill balance is $1,349 million as of March 31, 2024. Management reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount at the Company’s operating segment level (Segment), which is the level at which management monitors goodwill. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. Management completed its annual impairment test of goodwill as of December 31, 2023 using a fair value less costs of disposal method and no impairment was recorded as a result of the impairment test. The recoverable amount of the Company’s Segment was estimated using an income approach, more specifically, a discounted cash flow model. Key assumptions used by management in the discounted cash flow model included revenue growth rate, terminal value multiple and discount rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the judgment by management when determining the recoverable amount of the Company’s Segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to revenue growth rate, terminal value multiple, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s Segment. These procedures also included, among others (i) testing management’s process for determining the recoverable amount; (ii) evaluating the appropriateness of the fair value less costs of disposal method; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the key assumptions used by management related to the revenue growth rate, terminal value multiple, and the discount rate. Evaluating management’s key assumption related to the revenue growth rate involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Company’s Segment; (ii) the consistency with external market and industry data; and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and in assessing the reasonableness of key assumptions related to the terminal value multiple and the discount rate.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
May 16, 2024
We have served as the Company’s auditor since 2015.

Lightspeed Commerce Inc. Consolidated Balance Sheets
As at March 31, 2024 and 2023

(expressed in thousands of US dollars)
	Notes	2024	2023
Assets		$	$

Current assets
Cash and cash equivalents	27	722,102	800,154
Trade and other receivables	11, 27	62,284	54,842
Merchant cash advances	27	74,236	29,492
Inventories	6	16,492	12,839
Other current assets	12	42,786	37,005

Total current assets		917,900	934,332

Lease right-of-use assets, net	13	17,075	20,973
Property and equipment, net	14	20,496	19,491
Intangible assets, net	15	227,031	311,450
Goodwill	16	1,349,235	1,350,645
Other long-term assets	17	42,865	31,540
Deferred tax assets	22	552	301

Total assets		2,575,154	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	18, 27	68,679	68,827
Lease liabilities	13	6,942	6,617
Income taxes payable	22	1,709	6,919
Deferred revenue	5	67,336	68,094

Total current liabilities		144,666	150,457

Deferred revenue	5	851	1,226
Lease liabilities	13	16,269	18,574
Other long-term liabilities		967	1,026

Total liabilities		162,753	171,283

Shareholders’ equity
Share capital	20	4,362,691	4,298,683
Additional paid-in capital	25	213,918	198,022
Accumulated other comprehensive loss	21, 27	(4,045)	(3,057)
Accumulated deficit		(2,160,163)	(1,996,199)

Total shareholders’ equity		2,412,401	2,497,449

Total liabilities and shareholders’ equity		2,575,154	2,668,732

Commitments and contingencies	23, 24

Approved by the Board of Directors
/s/ Paul McFeeters Director       /s/ Dax Dasilva Director

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except per share amounts)
	Notes	2024	2023
		$	$

Revenues	5	909,270	730,506

Direct cost of revenues	6, 8	524,020	398,545

Gross profit		385,250	331,961

Operating expenses
General and administrative	8	103,742	105,939
Research and development	8	129,416	140,442
Sales and marketing	8	234,290	250,371
Depreciation of property and equipment	14	6,634	5,471
Depreciation of right-of-use assets	13	7,946	8,244
Foreign exchange loss (gain)		882	(199)
Acquisition-related compensation		3,105	41,792
Amortization of intangible assets	15	95,048	101,546
Restructuring	8, 24	7,206	28,683
Goodwill impairment	16	—	748,712

Total operating expenses		588,269	1,431,001

Operating loss		(203,019)	(1,099,040)

Net interest income	9	42,531	24,812

Loss before income taxes		(160,488)	(1,074,228)

Income tax expense (recovery)	22
Current		3,799	2,469
Deferred		(323)	(6,688)

Total income tax expense (recovery)		3,476	(4,219)

Net loss		(163,964)	(1,070,009)

Other comprehensive income (loss)	21, 27

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(1,302)	(5,586)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		314	(148)

Total other comprehensive loss		(988)	(5,734)

Total comprehensive loss		(164,952)	(1,075,743)

Net loss per share – basic and diluted	10	(1.07)	(7.11)

The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars)	2024	2023
	$	$
Cash flows from (used in) operating activities
Net loss	(163,964)	(1,070,009)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	40,219
Amortization of intangible assets	95,048	101,546
Depreciation of property and equipment and lease right-of-use assets	14,580	13,715
Deferred income taxes	(323)	(6,688)
Share-based compensation expense	74,913	129,167
Unrealized foreign exchange loss (gain)	(116)	100
Goodwill impairment	—	748,712
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(7,566)	(11,967)
Merchant cash advances	(44,744)	(23,192)
Inventories	(3,653)	(5,299)
Other assets	(15,759)	(9,986)
Accounts payable and accrued liabilities	(194)	(9,015)
Income taxes payable	(5,210)	201
Deferred revenue	(1,133)	2,005
Other long-term liabilities	32	19
Net interest income	(42,531)	(24,812)

Total operating activities	(97,667)	(125,284)

Cash flows from (used in) investing activities
Additions to property and equipment	(7,506)	(9,227)
Additions to intangible assets	(10,678)	(3,894)
Purchase of investments	—	(1,519)
Interest income	44,134	23,457

Total investing activities	25,950	8,817

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	2,144	4,710
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities and movement in restricted lease deposits	(8,227)	(8,870)
Financing costs	(37)	(1,058)

Total financing activities	(6,226)	(35,411)

Effect of foreign exchange rate changes on cash and cash equivalents	(109)	(1,622)

Net decrease in cash and cash equivalents during the year	(78,052)	(153,500)

Cash and cash equivalents – Beginning of year	800,154	953,654

Cash and cash equivalents – End of year	722,102	800,154

Interest paid to financial institutions	—	375
Income taxes paid	7,622	1,154
The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(1,070,009)	(1,070,009)
Share issuance costs	20	—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards	25	2,224,787	59,632	(54,922)	—	—	4,710
Share-based compensation	25	—	—	129,167	—	—	129,167
Share-based acquisition-related compensation		284,206	40,219	—	—	—	40,219
Other comprehensive loss	21, 27	—	—	—	(5,734)	—	(5,734)

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(163,964)	(163,964)
Share issuance costs	20	—	(106)	—	—	—	(106)
Exercise of stock options and settlement of share awards	25	2,151,372	61,161	(59,017)	—	—	2,144
Share-based compensation	25	—	—	74,913	—	—	74,913
Share-based acquisition-related compensation		225,939	2,953	—	—	—	2,953
Other comprehensive loss	21, 27	—	—	—	(988)	—	(988)

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401
The accompanying notes are an integral part of these consolidated financial statements.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved for issue by the Board of Directors (the "Board") of the Company on May 16, 2024.
The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous year.
The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Lightspeed Netherlands B.V, Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed Commerce USA Inc., Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation.
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases.
    3. Material accounting policies
Revenue recognition
The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. Other sources of revenue for the Company include payment residuals, merchant cash advances, professional services and sales of hardware as described below.
For revenue streams that involve another party that contributes to providing a specified good or service to a customer, the Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. The Company is the principal in the arrangement and recognizes revenue at the gross amount billed to a customer when it controls the specified good or service before that good or service is transferred to the customer. To determine if the

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Company controls the specified good or service before that good or service is transferred to the customer, the Company considers indicators including whether the Company is primarily responsible for fulfilling the promise to provide the specified good or service, whether the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer, and whether the Company has discretion in establishing the price for the specified good or service. If the Company does not control the specified good or service, the Company is an agent in the arrangement with the customer and recognizes revenue at the net amount retained. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement.
The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions, the hardware and the implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations.
The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company has in the past and may in the future modify its pricing practices as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price.
The Company generally receives payment from its customers on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 to 30 days of the invoice date. Sales taxes collected from customers and remitted to government authorities are excluded from revenue.
Subscription revenue
Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality offerings, for the Company's eCommerce offering, and B2B offering. In addition to the core subscriptions outlined above, customers can purchase add-on services. Subscriptions include maintenance, support and access to unspecified upgrades. The Company recognizes revenue for its software subscriptions, including add-on services, ratably over the term of the contract commencing on the date the services are made available to customers.
Transaction-based revenue
The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services provided at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service.
The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. These revenues are

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party is recognized.
The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, and is then reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each reporting period. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company records as direct costs of revenue the processing and other fees with third-party platforms which are directly related to providing the MCA program to customers.
Hardware and other revenue
For retail and hospitality customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems, setting up their eCommerce store or installing their hardware, the Company provides professional services customized to the customer.
Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it.
Most professional services are sold on a time-and-materials basis. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer.
Commission assets
The Company records costs for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract as assets ("commission assets") if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Contract assets
The Company records contract assets when the Company has provided goods and services to customers at the inception of the contract, but the right to related consideration for this performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to the hardware solutions and are recovered over the expected contract term which takes into consideration the enforceable rights of the Company. Contract assets are subsequently amortized against revenue.
Deferred revenue
Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed.
Cash and cash equivalents
Cash comprises cash on deposit at banks. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.
Restricted cash and restricted deposits
The Company can be required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction.
Inventories
Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates, if any, are reflected in the determination of cost of revenues. The amount of any write-down of inventories to net realizable value, and all losses on inventories, if any, are recognized as an expense in the year during which the impairment or loss occurs.
Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases.
Intangible assets
Acquired identifiable intangible assets
Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years and customer relationships acquired through business combinations are amortized over three to six years.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Internally generated intangible assets
For internally generated intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above until the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Where no internally-generated intangible asset can be recognized, internal development costs are recognized as research and development expense in the period in which they are incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and impairment losses, on the same basis as acquired identifiable intangible assets. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
Impairment of long-lived assets
The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit ("CGU") may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or CGUs.
Goodwill and impairment of goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is tested at the Company's operating segment level (the "Segment"), which is the level at which management monitors goodwill.
The Company reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 16 discusses the method and assumptions used for impairment testing.
Government assistance and research and development tax credits
Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. Government assistance relating to an expense item is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. The Company’s research and development tax credits consist primarily of tax credits for the development of e-business and tax credits for non-refundable research and development. The Company recognizes research and development tax credits as a reduction of research and development and other related expenditures.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Income taxes
Current tax
The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax amounts
Current and deferred tax amounts are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in accumulated deficit), in which case the tax is also recognized outside of net loss.
Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Restructuring expense also includes other expenses that directly arise from the restructuring, are necessarily entailed by the restructuring and not associated with the ongoing activities of the Company.
If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities.
Equity incentive plans
The Company records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is generally estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital.
The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical-calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available. The risk-free interest rate is determined based on the rate at the time of grant for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates.
The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently.
The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable.
If the vesting date of certain stock options or share awards is accelerated as part of a restructuring, the expense directly related to the acceleration of the stock options or share awards is recognized as a component of restructuring.
Segment information
The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Financial instruments
Financial assets
Initial recognition and measurement
The Company’s financial assets comprise cash and cash equivalents, restricted cash and restricted deposits, trade and other receivables, merchant cash advances, foreign exchange forward contracts, investments and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period.
Subsequent measurement
Cash and cash equivalents, restricted cash and restricted deposits, merchant cash advances, foreign exchange forward contracts and investments are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss.
Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade receivables, refer to the Impairment of financial assets section below.
Derecognition
Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off.
Impairment of financial assets
The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery.
Financial liabilities
Initial recognition and measurement
The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and foreign exchange forward contracts. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Subsequent measurement
After initial recognition, financial liabilities, excluding foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss.
Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Derecognition
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized.
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge.
Foreign currency translation
The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.
The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
New accounting pronouncements
New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date.
New and amended material accounting policies adopted by the Company
The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company has adopted these amendments as of April 1, 2023. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments.
In May 2023, the IASB also issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. The Company has applied these amendments and updated its disclosures in the consolidated financial statements. See note 22 for additional information.
There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2023 that had a material impact on the Company's accounting policies or the consolidated financial statements.
New and amended material accounting policies issued but not yet effective
At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective.
The IASB has issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position, amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to enhance the transparency of supplier finance arrangements by including disclosure requirements, and amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1, IAS 7, IFRS 7 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. The Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
The IASB has also issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    4. Significant accounting estimates and assumptions
Use of estimates
The preparation of the consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Key estimates and assumptions include:
Revenue recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement.
Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 16 for additional information on the assumptions used.
Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Recoverability of deferred tax assets and current and deferred income taxes and tax credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Share-based compensation
The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share‑based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate, and dividend yield. Refer to note 25 for additional information on the assumptions used.
Provisions
The Company is involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from the Company's estimates and could adversely affect the financial position and operating results of the Company.
Internally generated intangible assets
The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
    5. Revenues
The disaggregation of the Company’s revenue was as follows:

	2024	2023
	$	$

Subscription revenue	322,000	298,763
Transaction-based revenue	545,470	399,552
Hardware and other revenue	41,800	32,191

Total revenues	909,270	730,506
Transaction-based revenue includes $17,158 of revenue from merchant cash advances for the fiscal year ended March 31, 2024 (2023 – $8,196). The Company discloses revenue by geographic area in note 29.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Commission assets

	2024	2023
	$	$

Balance - Beginning of fiscal year	27,307	18,563
Additions	21,291	20,998
Amortization (within sales and marketing expenses)	(15,628)	(12,254)

Balance - End of fiscal year	32,970	27,307
Contract assets

	2024	2023
	$	$

Balance - Beginning of fiscal year	19,536	9,730
Additions	20,562	13,930
Amortization (within subscription and transaction-based revenue)	(7,891)	(4,124)

Balance - End of fiscal year	32,207	19,536
Contract liabilities
Revenue recognized that was included in the deferred revenue balance at the beginning of the fiscal years ended March 31, 2024 and 2023 is $68,094 and $65,194, respectively.
    6. Direct cost of revenues

	2024	2023
	$	$

Subscription cost of revenue	77,585	80,064
Transaction-based cost of revenue	390,522	271,035
Hardware and other cost of revenue	55,913	47,446

Total direct cost of revenues	524,020	398,545
Inventories expensed during the fiscal year ended March 31, 2024 in direct cost of revenues amount to $45,470 (2023 – $37,560).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    7. Government assistance
Government assistance recognized as a reduction of expenses is as follows:

	2024	2023
	$	$

Direct cost of revenues	291	653
General and administrative	674	681
Research and development	2,796	3,006
Sales and marketing	130	142

Total government assistance	3,891	4,482
Government assistance includes research and development tax credits, grants, and other incentives.
    8. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes, excluding government assistance and acquisition-related compensation, for the fiscal year ended March 31, 2024, was $346,631 (2023 - $396,926).
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	2024	2023
	$	$

Direct cost of revenues	6,188	6,945
General and administrative	19,492	33,963
Research and development	25,298	35,504
Sales and marketing	22,807	47,255
Restructuring	1,995	5,637

Total share-based compensation and related payroll taxes	75,780	129,304
The amount recognized as an expense for the fiscal year ended March 31, 2024 for our defined contribution plans was $5,269 (2023 - $5,258).
    9. Finance income and costs

	2024	2023
	$	$

Interest income	43,959	26,866
Interest expense	(1,428)	(2,054)

Net interest income	42,531	24,812

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    10. Loss per share
The Company has stock options and share awards as potentially-dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the fiscal years ended March 31, 2024 and 2023. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	2024	2023

Issued Common Shares	153,547,616	151,170,305
Weighted average number of Common Shares (basic and diluted)	153,765,412	150,404,130

Net loss per share – basic and diluted	($1.07)	($7.11)
The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 16,788,252 stock options and share awards for the fiscal year ended March 31, 2024 (2023 - 16,270,724). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    11. Trade and other receivables

	2024	2023
	$	$

Trade receivables	48,132	37,167
Allowance for expected credit losses	(5,056)	(4,131)

Trade receivables, net	43,076	33,036

Research and development tax credits receivable	8,276	8,424
Sales tax receivable	7,106	4,862
Indemnification receivables	—	4,042
Accrued interest and other	3,826	4,478

Total trade and other receivables	62,284	54,842
The indemnification receivables were for indemnities on certain liabilities assumed through our acquisitions.
    12. Other current assets

	2024	2023
	$	$

Restricted cash and restricted deposits	1,582	1,366
Prepaid expenses and deposits	14,097	14,149
Commission asset	14,806	12,160
Contract asset and other	12,301	9,330

Total other current assets	42,786	37,005

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    13. Leases
The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and six years.
The roll-forward of lease right-of-use assets is as follows:

	2024	2023
Cost	$	$
Balance - Beginning of fiscal year	36,480	37,001
Additions	3,819	1,613
Modifications to and disposals of lease contracts	(6,701)	(1,992)
Exchange differences	(70)	(142)
Balance - End of fiscal year	33,528	36,480

Accumulated depreciation
Balance - Beginning of fiscal year	15,507	11,462
Depreciation charge	7,946	8,244
Modifications to and disposals of lease contracts	(6,935)	(4,074)
Exchange differences	(65)	(125)
Balance - End of fiscal year	16,453	15,507

Net book value
Balance - Beginning of fiscal year	20,973	25,539
Balance - End of fiscal year	17,075	20,973

Offices	16,516	20,332
Vehicles	559	641
The maturity analysis of lease liabilities as at March 31, 2024 is as follows:

Fiscal Year	$

2025	6,942
2026	5,073
2027	3,676
2028	3,133
2029	2,412
2030	1,975

Total minimum payments	23,211
Expenses relating to short-term leases, including those excluded due to the election of the practical expedient allowing the Company to expense lease payments for short-term leases and leases for which the underlying asset is of low value, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $2,689 for the fiscal year ended March 31, 2024 (2023 - $2,716). The interest expense for the fiscal year ended March 31, 2024 was $1,211 (2023 - $1,075).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    14. Property and equipment
2024

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost

As at March 31, 2023	2,552	1,400	9,754	17,518	31,224
Additions	1,126	282	3,257	2,974	7,639
Disposals	(22)	(12)	(915)	(2)	(951)
As at March 31, 2024	3,656	1,670	12,096	20,490	37,912

Accumulated depreciation

As at March 31, 2023	1,191	917	5,204	4,421	11,733
Depreciation	532	250	2,914	2,938	6,634
Disposals	(22)	(12)	(915)	(2)	(951)
As at March 31, 2024	1,701	1,155	7,203	7,357	17,416

Net book value as at March 31, 2024	1,955	515	4,893	13,133	20,496
2023

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$

Cost

As at March 31, 2022	2,314	1,975	9,197	13,552	27,038
Additions	1,004	43	3,281	4,178	8,506
Disposals	(766)	(618)	(2,724)	(212)	(4,320)
As at March 31, 2023	2,552	1,400	9,754	17,518	31,224

Accumulated depreciation

As at March 31, 2022	1,426	1,342	5,214	2,600	10,582
Depreciation	531	193	2,714	2,033	5,471
Disposals	(766)	(618)	(2,724)	(212)	(4,320)
As at March 31, 2023	1,191	917	5,204	4,421	11,733

Net book value as at March 31, 2023	1,361	483	4,550	13,097	19,491

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    15. Intangible assets
2024

	Acquired software technologies	Customer relationships	Capitalized software technologies	Total
	$	$	$	$

Cost

As at March 31, 2023	212,842	344,187	4,269	561,298
Additions	—	—	10,516	10,516
Exchange differences	(193)	(497)	—	(690)
As at March 31, 2024	212,649	343,690	14,785	571,124

Accumulated amortization

As at March 31, 2023	109,417	140,431	—	249,848
Amortization	36,422	58,626	—	95,048
Exchange differences	(193)	(610)	—	(803)
As at March 31, 2024	145,646	198,447	—	344,093

Net book value as at March 31, 2024	67,003	145,243	14,785	227,031
2023

	Acquired software technologies	Customer relationships	Capitalized software technologies	Total
	$	$	$	$

Cost

As at March 31, 2022	213,581	345,956	—	559,537
Additions	—	—	4,269	4,269
Exchange differences	(739)	(1,769)	—	(2,508)
As at March 31, 2023	212,842	344,187	4,269	561,298

Accumulated amortization

As at March 31, 2022	67,275	82,694	—	149,969
Amortization	42,795	58,751	—	101,546
Exchange differences	(653)	(1,014)	—	(1,667)
As at March 31, 2023	109,417	140,431	—	249,848

Net book value as at March 31, 2023	103,425	203,756	4,269	311,450

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    16. Goodwill

	2024	2023
	$	$

Carrying Amount - Beginning of fiscal year	1,350,645	2,104,368
Impairment loss	—	(748,712)
Foreign currency translation	(1,410)	(5,011)

Carrying Amount - End of fiscal year	1,349,235	1,350,645
Impairment analysis
Fiscal 2024
During the three months ended December 31, 2023, the Company's annual impairment test of goodwill was performed for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed its annual impairment test of goodwill as at December 31, 2023 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2023. Fair value less costs of disposal is a Level 3 measurement (see note 27).
Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2023, and the key assumption that would have been required to recover the carrying amount.

Key Assumptions	Value used in impairment model	Breakeven value assuming all other key assumptions were held constant
		$

Discount Rate (%)	30%	39%
Terminal Value Multiple	2.7	1.8
Revenue Growth Rate (%)	26%	18%
Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2024, which triggered an impairment test to be performed for the Company's operating segment which is the level at which management monitors goodwill. The Company reassessed as at March 31, 2024 the

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
key assumptions used in the December 31, 2023 test and no changes were noted that would lead to a goodwill impairment charge. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2024, or earlier should there be a goodwill impairment trigger before then.
Fiscal 2023
During the three months ended December 31, 2022, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for the Company's Segment. The timing of this test also aligned with the Company's annual impairment test of goodwill. The Company completed an impairment test of goodwill as at December 31, 2022 using the Company's fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $748,712 related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and the Company's share price decrease, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customer's sales.
    17. Other long-term assets

	2024	2023
	$	$

Restricted cash	368	408
Prepaid expenses and deposits	3,229	3,775
Commission asset	18,164	15,147
Contract asset	21,104	10,691
Investments	—	1,519

Total other-long term assets	42,865	31,540
    18. Accounts payable and accrued liabilities

	2024	2023
	$	$

Trade payables	33,499	36,958
Accrued compensation and benefits	23,595	22,543
Accrued payroll taxes on share-based compensation	3,566	3,030
Acquisition-related payables	—	331
Sales tax payable	4,893	3,556
Other	3,126	2,409

Total accounts payable and accrued liabilities	68,679	68,827

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    19. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which include a $7,500 demand revolving operating credit facility (the "Revolver"). The Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes.
    20. Share capital
As at March 31, 2024, the Company had 153,547,616 Common Shares issued and outstanding, unlimited shares authorized (2023 – 151,170,305).
The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series.
Common Shares
The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares.
Preferred Shares
The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series.
Normal Course Issuer Bid
The Board and the TSX approved a normal-course issuer bid ("NCIB") for the Company to purchase at its discretion for cancellation up to 9,722,677 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any Subordinate Voting Share purchased under the NCIB will be cancelled.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 Subordinate Voting Shares representing 25% of the average daily trading volume of 660,709 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters. The Company did not repurchase any of its Subordinate Voting Shares under an NCIB in the fiscal years ended March 31, 2024 and 2023.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
    21. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Balance - Beginning of fiscal year	(2,932)	2,654	(125)	23	(3,057)	2,677

Foreign currency differences on translation of foreign operations	(1,302)	(5,586)	—	—	(1,302)	(5,586)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	382	(148)	382	(148)
Deferred income tax expense	—	—	(68)	—	(68)	—

Balance - End of fiscal year	(4,234)	(2,932)	189	(125)	(4,045)	(3,057)
    22. Income taxes
Income tax expense (recovery) includes the following components:

	2024	2023
	$	$

Current
Related to current year	2,704	2,880
Related to prior years	1,095	(411)
	3,799	2,469
Deferred
Related to current year	(317)	(6,338)
Related to prior years	(6)	(350)
	(323)	(6,688)

Total income tax expense (recovery)	3,476	(4,219)

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax recovery computed by applying Canadian statutory rates as follows:

	2024	2023
	$	$

Loss before income taxes	(160,488)	(1,074,228)
Statutory tax rate	26.5%	26.5%
Income tax recovery at the statutory tax rate	(42,529)	(284,671)
Impact of rate differential of foreign jurisdiction	8,303	9,944
Non-deductible share-based compensation and related costs	14,048	33,771
Acquisition-related compensation and transaction-related costs	575	1,267
Other non-deductible expenses and non-taxable amounts	742	728
Adjustment related to prior years	1,089	(761)
Goodwill impairment	—	198,409
Changes in unrecognized benefits of deferred tax assets	19,493	38,673
Impact of foreign exchange and other	1,755	(1,579)

Total income tax expense (recovery)	3,476	(4,219)

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (the line "Other" in Deferred tax assets in the amount of $17,760 in the fiscal year ended March 31, 2023 included "Long-term incentive plan" and "Capitalized R&D costs" and has been broken down for comparative purposes):

	2024	2023

Deferred tax assets	$	$
Property and equipment	3,924	3,179
Non-capital losses carried forward	24,741	49,467
Lease liabilities	5,657	6,045
Deferred revenue	421	530
Interest expenses carried forward	—	3,170
Long-term incentive plan	8,844	6,211
Capitalized R&D costs	12,535	7,542
Other	1,570	4,007
Total deferred tax assets	57,692	80,151

Deferred tax liabilities
Property and equipment	(411)	(562)
Intangible assets	(46,697)	(67,972)
Lease right-of-use assets	(4,213)	(5,028)
Other	(5,819)	(6,288)
Total deferred tax liabilities	(57,140)	(79,850)

Net deferred tax assets	552	301

As presented on the consolidated balance sheets:
Deferred tax assets	552	301

Net deferred tax assets	552	301

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
2024

	Balance as at March 31, 2023	Charged (credited) to consolidated statement of loss	Charged (credited) to other comprehensive loss	Other	Balance as at March 31, 2024
	$	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	2,617	896	—	—	3,513
Intangible assets	(67,972)	21,275	—	—	(46,697)
Lease liabilities	6,045	(388)	—	—	5,657
Lease right-of-use assets	(5,028)	815	—	—	(4,213)
Non-capital losses carried forward	49,467	(24,726)	—	—	24,741
Deferred revenue	530	(109)	—	—	421
Interest expenses carried forward	3,170	(3,170)	—	—	—
Long-term incentive plan	6,211	2,633	—	—	8,844
Capitalized R&D costs	7,542	4,993	—	—	12,535
Other	(2,281)	(1,896)	(68)	(4)	(4,249)

Net deferred tax assets (liabilities)	301	323	(68)	(4)	552
2023

	Balance as at March 31, 2022	Charged (credited) to consolidated statement of loss	Charged (credited) to other comprehensive loss	Other	Balance as at March 31, 2023
	$	$	$	$	$

Deferred tax assets (liabilities) continuity
Property and equipment	2,103	514	—	—	2,617
Intangible assets	(97,647)	29,675	—	—	(67,972)
Lease liabilities	6,354	(309)	—	—	6,045
Lease right-of-use assets	(5,140)	112	—	—	(5,028)
Non-capital losses carried forward	78,292	(28,825)	—	—	49,467
Deferred revenue	1,217	(687)	—	—	530
Interest expenses carried forward	5,852	(2,682)	—	—	3,170
Long-term incentive plan	4,702	1,509	—	—	6,211
Capitalized R&D costs	—	7,542	—	—	7,542
Other	(2,412)	(161)	—	292	(2,281)

Net deferred tax assets (liabilities)	(6,679)	6,688	—	292	301

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The Company has accumulated unrecognized deductible temporary differences, unused tax losses and unrecognized research and development expenditures as follows:

	2024	2023
	$	$

Deductible temporary differences	58,737	63,695
Non-capital losses	676,756	587,407
Research and development expenditures	12,207	21,760
	747,700	672,862
As at March 31, 2024, the Company and its subsidiaries have non-capital losses of $676,756 (2023 - $587,407) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $354,039 (2023 - $320,344) expires from the fiscal year ended March 31, 2025 to the fiscal year ended March 31, 2044, while $322,717 (2023 - $267,063) has no expiry date.
There was no change in the Canadian statutory tax rate for the financial year.
Government assistance
The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2024, the Company recorded a Canadian provision for refundable tax credits of $3,622 (2023 – $4,077). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year.
As at March 31, 2024, the Company has available Canadian federal non-refundable investment tax credits of $2,598 (2023 – $2,598) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2032. The Company also has a non-refundable e-business tax credit of $5,692 (2023 – $4,823) expiring in various dates starting in 2036.
The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.
Pillar Two
In December 2021, the Organization for Economic Cooperation and Development (“OECD”) published Tax Challenges Arising From the Digitalisation of the Economy - Global Anti-Base Erosion Model Rules (Pillar Two) introducing a 15% minimum tax rate for multinationals on income arising in each jurisdiction where they operate. Pillar Two applies to multinational enterprises with annual consolidated revenues of EUR 750 million in at least two of the four fiscal years immediately preceding the tested fiscal year. The OECD continues to release guidance and countries are implementing legislation to adopt these rules. On August 4, 2023, the Canadian Department of Finance released draft legislation to implement a proposed Global Minimum Tax Act, largely based on the OECD rules, and expected to be effective for fiscal years beginning on or after December 31, 2023. The Company met the threshold of EUR 750 million for the first time in fiscal year ended March 31, 2024 but does not yet meet the Pillar Two requirements as stated in the proposed legislation. The Company is monitoring the legislative developments and their potential effect on its effective tax rate in future periods.
    23. Commitments
Refer to note 13 for the maturity analysis of lease liabilities as at March 31, 2024.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments, as well as various non-cancelable service agreements with minimum spend commitments. The table below outlines the maturity analysis as at March 31, 2024 for the Company's short-term leases and variable lease payments, and for the minimum fixed and determinable portion of the Company's material unconditional purchase obligations:

	< 1 Year	1 to 5 Years	>5 Years	Total
	$	$	$	$

Short-term leases and variable lease payments	3,209	8,215	1,603	13,027
Material unconditional purchase obligations	36,543	67,671	—	104,214

Total contractual obligations	39,752	75,886	1,603	117,241
Short-term leases and variable lease payments include short term lease payments and variable lease payments for the Company's share of tenant operating expenses and taxes. Purchase obligations include material non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
    24. Contingencies and Provisions
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
The Company is presently engaged in a dispute with one of its residual payments partners that has resulted in that partner purporting to terminate two agreements it has with the Company and ceasing to pay the Company amounts owed pursuant to those agreements, which amounts owed exceed $9,525. Although the Company is not yet aware of a formal claim having been filed by the partner, the partner alleges that the Company has breached certain covenants in each of the two agreements and has made a demand for damages under each agreement. The Company intends to vigorously defend against any claims resulting from the dispute. Separately, the Company is evaluating recourse available to it under the aforesaid agreements.
On November 16, 2023, the Supreme Court of New South Wales (the "Australian Court") ruled in proceedings commenced by Tyro Payments Limited ("Tyro") against a subsidiary of the Company that such subsidiary be restrained until September 6, 2024 from soliciting, inducing or otherwise attempting to persuade any Tyro merchant to become a merchant of any entity providing the functions and facilities provided by Tyro to facilitate the processing of financial transactions. In its ruling, the Australian Court made findings that the Company's subsidiary had breached its contractual and fiduciary obligations to Tyro. The Company's subsidiary filed an application for leave to appeal along with a notice of appeal in respect of the matter. On February 16, 2024, Tyro and the Company’s subsidiary resolved this dispute. Pursuant to such settlement, the Company’s subsidiary dropped its application for appeal and paid a settlement amount of $6,524 to Tyro. Accordingly, the Company settled the provision and the settlement amount paid was recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff filed notices of appeal of the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
Except as indicated, the Company has not provisioned for the above-referenced matters.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
The Company announced and implemented a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth.
Provision for severance and cash acquisition-related compensation acceleration

	2024	2023
	$	$

Balance - Beginning of fiscal year	1,106	247
Expensed during the year	5,211	18,581
Paid during the year	(3,726)	(17,722)

Balance - End of fiscal year	2,591	1,106
The provision is included in accounts payable and accrued liabilities in the other category in note 18.
Restructuring expenses

	2024	2023
	$	$

Severance	5,211	15,710
Share-based compensation expense acceleration	1,995	5,637
Cash acquisition-related compensation acceleration	—	2,871
Share-based acquisition-related compensation acceleration	—	4,465

Restructuring	7,206	28,683
    25. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts)
In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the “2012 Legacy Option Plan”). Employee stock option grants under the 2012 Legacy Option Plan generally vested 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the 2012 Legacy Option Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the 2012 Legacy Option Plan.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
In connection with the IPO, an omnibus incentive plan (as amended and restated, the “Omnibus Incentive Plan”) was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and set aside for issuance under such plan and the 2012 Legacy Option Plan were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2024, the maximum number of Common Shares available under the Omnibus Incentive Plan and the 2012 Legacy Option Plan was 23,032,142. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions.
The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules.
Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board.
In connection with the acquisition of ShopKeep Inc. ("ShopKeep"), the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan.
The Company has also made grants of stock options and RSUs in prior fiscal years without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards.
In the fiscal year ended March 31, 2022, the Company also made grants of long-term, multi-year performance-based stock options to its Chief Financial Officer, its now-former Chief Executive Officer and its now-former Chief Operations Officer. To the extent these options have not been forfeited, such options will vest over an approximately five year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The stock option activity and the weighted average exercise price are summarized as follows:

	2024		2023

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Outstanding – Beginning of year*	10,060,296	30.56	11,823,310	36.36
Granted	3,899,244	13.77	2,817,149	19.93
Exercised	(412,780)	5.20	(942,641)	5.00
Forfeited/Cancelled	(2,463,548)	30.16	(3,637,522)	47.76

Outstanding – End of fiscal year**	11,083,212	25.68	10,060,296	30.58

Exercisable – End of fiscal year	4,335,111	30.17	3,771,711	31.24
*The 2024 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal year's weighted average exercise prices.
**The stock options outstanding as at March 31, 2024 included 1,900,000 stock options with vesting dependent on market conditions tied to the Company's future share price performance. On April 18, 2024, 885,001 stock options with vesting dependent on market conditions tied to the Company's future share price performance were forfeited.
The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2024 are summarized as follows:

	2024		2024		2024
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	5,540,767	28.92	65,398	23.31	619,640	28.73
Granted	3,114,515	14.11	54,143	15.97	—	—
Settled	(1,595,478)	31.18	—	—	(167,284)	28.73
Forfeited	(859,036)	20.81	—	—	(452,356)	28.73

Outstanding – End of year	6,200,768	22.02	119,541	19.99	—	—

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2023 are summarized as follows:

	2023		2023		2023
	RSU		DSU		PSU
	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value	Number of awards	Weighted average grant date fair value
		$		$		$

Outstanding – Beginning of year	3,314,131	46.71	34,421	37.95	953,290	28.73
Granted	4,397,629	20.77	47,577	18.72	—	—
Settled	(956,837)	41.58	(16,600)	40.50	(333,650)	28.73
Forfeited	(1,214,156)	37.97	—	—	—	—

Outstanding – End of year	5,540,767	28.92	65,398	23.31	619,640	28.73
The fair value of stock options granted to employees, excluding stock options that contain market conditions, was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2024	2023

Expected volatility	63.64%	52.22%
Risk-free interest rate	3.85%	3.05%
Expected option life	3.80 years	3.92 years
Expected dividend yield	0%	0%
Forfeiture rate	29.53%	26.55%
The fair value of stock options, RSUs and DSUs granted in the fiscal year ended March 31, 2024 amounted to $70,614 (2023 – $117,895). The initial aggregate fair value of options, RSUs and PSUs forfeited/cancelled in the fiscal year ended March 31, 2024 amounted to $63,397 (2023 – $111,549). For the fiscal year ended March 31, 2024, share-based compensation expense of $74,913 (2023 – $129,167) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.
As at March 31, 2024, the total remaining unrecognized share-based compensation expense, net of estimated forfeitures, amounted to $38,427 (2023 – $78,581), which will be amortized over the weighted average remaining requisite service period of 1.31 years (2023 – 1.60 years).

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2024:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

2.17 to 13.35	2,483,720	5.51	12.46	787,825	4.12	10.62
13.36 to 17.01	2,169,016	6.11	14.69	419,481	5.76	14.72
17.02 to 23.25	2,137,549	4.55	20.94	1,033,606	3.80	21.42
23.26 to 31.69	2,469,252	4.31	29.05	804,717	3.15	25.37
31.70 to 93.45	1,823,675	3.87	57.75	1,289,482	3.63	57.16

Total	11,083,212	4.91	25.68	4,335,111	3.88	30.17
The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2023:

	Options outstanding			Options exercisable

Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

2.17 to 18.92	1,930,537	5.09	12.19	719,850	2.21	5.80
18.93 to 22.62	1,886,776	5.61	21.49	384,078	4.24	21.79
22.63 to 27.73	2,268,067	4.46	23.99	1,409,502	3.77	24.27
27.74 to 41.54	1,896,698	5.51	31.49	291,923	3.79	31.80
41.55 to 93.45	2,078,218	5.42	62.27	966,358	5.38	63.92

Total	10,060,296	5.19	30.58	3,771,711	3.94	31.24
    26. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The executive compensation expense to the top five key management personnel is as follows:

	2024	2023
	$	$

Short-term employee benefits and termination benefits	4,374	3,242
Share-based payments	11,778	20,331

Total compensation paid to key management personnel	16,152	23,573
    27. Financial instruments
Fair value
The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade payables and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at March 31, 2024 and 2023.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the fiscal year ended March 31, 2024 include an average repayment period of 7 months, an average discount rate of 15% and amounts deemed uncollectible, which includes write offs, of $6,021. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	2024	2023
	$	$

Balance - Beginning of fiscal year	29,492	6,300
Principal issued	165,884	54,659
Principal collected	(132,277)	(38,887)
Transaction-based revenues from fees collected incorporating fair value movement	17,158	8,196
General & administrative expenses from amounts deemed uncollectible	(6,021)	(776)

Balance - End of fiscal year	74,236	29,492
As at March 31, 2024 and 2023, financial instruments measured at fair value in the consolidated balance sheets were as follows:

	March 31, 2024			March 31, 2023

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	722,102	722,102	Level 1	800,154	800,154
Restricted cash and restricted deposits	Level 1	1,950	1,950	Level 1	1,774	1,774
Merchant cash advances	Level 3	74,236	74,236	Level 3	29,492	29,492
Foreign exchange forward contracts	Level 2	257	257	Level 2	0	0
Investments	Level 3	0	0	Level 3	1,519	1,519
Liabilities:
Foreign exchange forward contracts	Level 2	0	0	Level 2	125	125
Credit and concentration risk
Generally, the carrying amount on the consolidated balance sheet of the Company’s financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
The Company’s credit risk is primarily attributable to its cash and cash equivalents, trade and other receivables and merchant cash advances. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security. The Company does not generally require a guarantee from its customers.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables and merchant cash advances. Moreover, trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment.
In the fiscal year ended March 31, 2024, potential effects from uncertainty in the macroeconomic environment on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in these effects. The Company continues to monitor macroeconomic conditions and any resulting impacts on the Company's credit risk.
The loss allowance as at March 31, 2024 and 2023 was determined as follows:
2024

	Not past due and limited risk	0–30	30–60	60–90	90–180	180+

Expected loss rate	3%	12%	31%	48%	63%	69%
Gross carrying amount	38,665	3,390	1,314	626	1,407	2,730

Loss allowance	1,172	407	407	300	886	1,884
2023

	Not past due and limited risk	0–30	30–60	60–90	90–180	180+

Expected loss rate	3%	15%	48%	67%	69%	71%
Gross carrying amount	28,209	4,649	1,418	521	989	1,381

Loss allowance	741	697	681	349	682	981
Changes in the loss allowance were as follows:

	2024	2023
	$	$

Balance – Beginning of fiscal year	4,131	3,043
Increase	4,015	3,076
Write-offs	(3,090)	(1,988)

Balance – End of fiscal year	5,056	4,131
Liquidity risk
The Company is exposed to the risk of being unable to honor its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
As at March 31, 2024 and 2023, the maturity analysis of financial liabilities represented the following:
2024

	<1 Year	1 to 5 Years	>5 Years	Total
	$	$	$	$

Accounts payable and accrued liabilities	68,679	—	—	68,679
Other long-term liabilities	—	967	—	967
2023

	<1 Year	1 to 5 Years	>5 Years	Total
	$	$	$	$

Accounts payable and accrued liabilities	68,827	—	—	68,827
Other long-term liabilities	—	1,026	—	1,026
For the maturity analysis of lease liabilities, see note 13. Details of contractual commitments are included in note 23.
The Company has $722,102 of cash and cash equivalents as at March 31, 2024, demonstrating its liquidity and its ability to cover upcoming financial liabilities.
Foreign exchange risk
The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the Australian dollar, the British pound sterling and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

2024	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,039	4,446	1,375	1,638	2,088	924	13,510
Trade and other receivables	13,769	4,823	1,403	1,841	769	914	23,519
Merchant cash advances	10,252	5,734	6,958	5,620	621	—	29,185
Accounts payable and accrued liabilities	(12,952)	(9,747)	(3,454)	(2,208)	(2,299)	(3,258)	(33,918)
Other long-term liabilities	(275)	(224)	(67)	(174)	—	(41)	(781)
Lease liabilities	(10,154)	(2,971)	(1,484)	(3,033)	(1,456)	(948)	(20,046)

Net financial position exposure	3,679	2,061	4,731	3,684	(277)	(2,409)	11,469

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)

2023	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	3,336	5,828	2,078	1,907	1,302	1,691	16,142
Trade and other receivables	1,781	9,004	3,915	1,456	9	2,948	19,113
Merchant cash advances	1,935	—	4,284	224	—	—	6,443
Accounts payable and accrued liabilities	(10,615)	(8,948)	(3,604)	(1,561)	(2,583)	(2,044)	(29,355)
Other long-term liabilities	(231)	(267)	(68)	(119)	—	(53)	(738)
Lease liabilities	(11,805)	(3,258)	(1,870)	(4,085)	(211)	(866)	(22,095)

Net financial position exposure	(15,599)	2,359	4,735	(2,178)	(1,483)	1,676	(10,490)
The table below shows the immediate change in loss before income taxes of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure for the fiscal years ended March 31, 2024 and 2023. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	EUR	AUD	GBP	NZD	Other
	$	$	$	$	$	$

2024	(163)	246	138	(89)	(160)	(125)
2023	(84)	(58)	161	111	(152)	15
Foreign exchange forward contracts
The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes. The Company's hedging program does not mitigate the impact of foreign currency fluctuations on its revenue.
Cash flow hedges
The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges.
The notional principal of the foreign exchange contracts was approximately $95,550 CAD as at March 31, 2024 (March 31, 2023 - $109,200 CAD).
Hedging reserve

	2024	2023
	$	$

Balance - Beginning of fiscal year	(125)	23
Unrealized gains (losses) on fair value that may be subsequently reclassified to consolidated statements of loss	512	(3,386)
Losses (gains) reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	(130)	3,238
Deferred income tax expense	(68)	—

Balance - Beginning of fiscal year	189	(125)

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2024.
All hedging relationships have been maintained as at March 31, 2024. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company’s cash earns interest. The Company’s trade and other receivables, accounts payable and accrued liabilities do not bear interest. The Company is not exposed to material interest rate risk.
Share price risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company’s share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
    28. Capital risk management
The general objectives of the Company to manage its capital reside in the preservation of the Company’s ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.
The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.
    29. Geographic information
The geographic segmentation of the Company’s assets is as follows:

	2024				2023

	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$

Canada	12,217	6,900	—	1,349,235	13,499	8,468	56	1,350,645
United States	698	—	179,563	—	974	3,259	237,641	—
New Zealand	1,878	921	42,004	—	611	152	58,948	—
Germany	405	879	3,922	—	298	1,109	9,227	—
Other	5,298	8,375	1,542	—	4,109	7,985	5,578	—

Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements
For the years ended March 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)
Geographic sales based on customer location are detailed as follows:

	2024	2023
	$	$

United States	616,628	527,350
Australia	67,288	45,321
Canada	65,073	47,066
United Kingdom	47,233	30,237
Other	113,048	80,532
    30. Subsequent events
Subsequent to the end of the fiscal year, the Company announced a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The reorganization includes the reduction of approximately 280 roles. The reorganization is expected to result in an incremental restructuring cash charge of over $8,000, primarily consisting of severance payments, employee benefits and related costs. The Company expects to incur these charges primarily in the three months ended June 30, 2024. The assessment of the restructuring amount and the accounting for this reorganization has not yet been finalized.